14042049

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 05 2014
REGISTRATIONS BRANCH
19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Rye Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 THEODORE FREMD AVENUE, SUITE 150 SOUTH
(No. and Street)

RYE (City) NY (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY HELLER 973-669-4744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway
Suite 108-381 (Address) Athens (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Callaghan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Rye Securities, LLC, as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VANISSA W. WORK
Notary Public, State of New York
No. 01WO6304851
Qualified in Westchester County
Commission Expires 6/2/2018

[signature] 11/25/14
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, JOHN P. CALLAGHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Rye Securities, LLC, as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEC 01 2014

John P. Callaghan
Signature

President
Title

Rachel Colon
Notary Public

RACHEL COLON
Notary Public - State of New York
NO. 01CO6212134
Qualified in Westchester County
My Commission Expires 10/13/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
SEPTEMBER 30, 2014
AND INDEPENDENT AUDITORS' REPORT

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
New Rye Securities, LLC

We have audited the accompanying balance sheet of New Rye securities, LLC (the Company) as of September 30 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Rye Securities, LLC as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of New Rye Securities, LLC's financials statements. The information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the information, including its form and content is presented in conformity with 17 C.F.R. § 204.17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
November 25, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	27,509
Accounts receivable		6,435
Prepaid expenses		3,664
TOTAL	$	37,608

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	3,591
Due to related parties		4,999
TOTAL		8,590
MEMBERS' EQUITY		29,018
TOTAL	$	37,608

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

FEE REVENUE	$ 6,000
OPERATING EXPENSES:	
Legal and professional fees	64,898
Rent	22,352
Regulatory fees	19,121
Outside Labor	8,000
Travel	6,486
Computer and technology	4,300
Dues and subscriptions	2,475
Office	839
Meals and entertainment	769
Telephone	653
Postage and delivery	233
Total expenses	130,126
NET LOSS	$ (124,126)

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

MEMBERS' EQUITY, OCTOBER 1, 2013	$	23,144
Net Loss		(124,126)
Member's Contributions		130,000
MEMBERS' EQUITY, SEPTEMBER 30	$	29,018

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

OPERATING ACTIVITIES:		
Net Loss	$	(124,126)
Adjustments to reconcile net loss to net cash used by operating activities		
Increase in accounts receivable		(6,435)
Increase in prepaid expenses		(3,039)
Increase in accounts payable and accrued expenses		390
Decrease in due to related parties		(614)
Net cash used by operating activities		(133,824)
FINANCING ACTIVITIES:		
Member's contributions		130,000
NET DECREASE IN CASH		(3,824)
CASH AT BEGINNING OF YEAR		31,333
CASH AT END OF YEAR	$	27,509

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

NEW RYE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

New Rye Securities, LLC (the "Company") was organized on July 17, 2012 as a Delaware limited liability company for the purpose of conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company intends to provide private placement services from its office in New Rye, NY. As a limited liability company the members' liability is limited to their investment. On March 22, 2013, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains a cash balance in one bank account which at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

Revenue Recognition

Fee revenue is recognized at the time the services are completed.

3. INCOME TAXES

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. Tax returns since inception are subject to examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of income.

4. CONCENTRATIONS

The Company earned 100% of its revenue from one customer during the year-ended September 30, 2014.

5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated entity under common ownership (the "affiliate"). Under the terms of this agreement, the Company subleases a portion of the property of which the affiliate is the lessee and pays the affiliate a fixed amount set forth in the agreement. The Company also pays the affiliate for other shared office expenses. For the year ended September 30, 2014, the Company paid $26,429 to the affiliate and had $4,564 payable to the affiliate as of September 30, 2014 in connection with this agreement.

As of September 30, 2014, the Company had $435 payable to a member for reimbursement of expenses.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of $18,919 which was $13,919 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 45.40%.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2014

SCHEDULE I

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 29,018
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(6,435)
Prepaid expenses	(3,664)
NET CAPITAL	$ 18,919
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	3,591
Due to related parties	4,999
Total aggregate indebtedness	$ 8,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	13,919
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	12,919
Percentage of aggregate indebtedness to net capital	45.40%

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of September 30, 2014

NEW RYE SECURITIES, LLC

SEPTEMBER 30, 2014

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not fit into one of the exemptive provisions of 17 C.F.R. § 240.15c3-3(k). However, since the Company does not hold customer funds or securities it is permitted to file an exemption report (and corresponding accountant's report based on a review of the exemption report) rather than a compliance report (and corresponding accountant's report based on an examination of the compliance report) since its business activities were limited to compensation for identifying potential merger and acquisition opportunities for a client.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not fit into one of the exemptive provisions of 17 C.F.R. § 240.15c3-3(k). However, since the Company does not hold customer funds or securities it is permitted to file an exemption report (and corresponding accountant's report based on a review of the exemption report) rather than a compliance report (and corresponding accountant's report based on an examination of the compliance report) since its business activities were limited to compensation for identifying potential merger and acquisition opportunities for a client.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
New Rye Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) New Rye Securities, LLC (The Company) indicated that it does not fit into one of the exemptive provisions of 17 C.F.R. § 240.15c3-3(k). However, since the Company does not hold customer funds or securities it has filed an exemption report rather than a compliance report since its business activities are limited to receiving compensation for identifying potential merger and acquisition opportunities for a client and (2) The Company stated that it met the conditions specified in item 1 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
November 25, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

NEW RYE SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED SEPTEMBER 30, 2014

We, as members of management of New Rye Securities, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. The Company does not fit into one of the exemptive provisions of 17 C.F.R. § 240.15c3-3(k). However, since the Company does not hold customer funds or securities it has filed this exemption report (and corresponding accountant's report based on a review of the exemption report) rather than a compliance report (and corresponding accountant's report based on an examination of the compliance report) since its business activities are limited to one or more of the following: (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.
2. The Company met the conditions specified in item 1 throughout the most recent fiscal year ended September 30, 2014 without exception, since its only revenue was from identifying potential merger and acquisition opportunities for a client.

New Rye Securities, LLC

John Callaghan

President